Exhibit 99.4

Manager letter for ON Semiconductor managers about pending California Micro Devices acquisition

Dear fellow leaders,

Today we announced the signing of a definitive merger agreement for ON Semiconductor to acquire California Micro Devices (CMD). Under on the terms of the agreement, ON Semiconductor will make a cash tender offer to acquire the outstanding shares of common stock of CMD, which will be followed by a merger to cash out those shares not tendered. Although we do not expect the deal to close until the first quarter of 2010, we are very excited about the potential benefits of this pending acquisition.

Benefits of the deal

•

With the combination of ON Semiconductor's global footprint, effective channels of distribution and top-tier customer relationships, ON Semiconductor expects to be able to support a broader and deeper penetration of California Micro Devices’ overall product portfolio.

•	CMD employees will be a positive addition to the more than 13,000 ON Semiconductor employees around the world.

•

CMD will significantly strengthen ON Semiconductor’s offering of application specific integrated passive (ASIP) devices to protect products in the wireless, computing and consumer electronics end-markets.

•

CMD’s expertise in protection solutions for the high brightness LED (HBLED) market, as well as their strengths in LC-based EMI filtering and low capacitance ESD protection, will complement ON Semiconductor’s existing portfolio or protection and lighting solutions.

•

CMD’s technology and process development expertise in ESD and EMI protection is highly differentiated in the market as demonstrated by their strong relationships with leading global customers across multiple large and growing applications.

•	CMD’s business generated more than $11 million in sales in their most recent quarter which ended in September 2009 – a business that grew 19 percent versus the prior quarter.

•	CMD’s strong portfolio offering should also benefit from ON Semiconductor’s integrated manufacturing capabilities.

Next Steps

Pending the close of the tender offer, CMD will continue to operate as an independent company. At ON Semiconductor, we continue looking for opportunities to generate company growth and strengthen our position as an industry leader. By expanding our portfolio and combining our product offerings with quality customer service and a best-in class supply chain, we will achieve our vision of becoming the premier supplier of high performance, energy efficient, silicon solutions for green electronics.

Additional information will be available on The Connection, the employee intranet, and in The Circuit, the employee newsletter.

Keith Jackson

President and CEO

Manager letter for ON Semiconductor managers about pending California Micro Devices acquisition

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.